UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 13, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	81-3028414 (I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

Addition of Board Members and Committee Designations

The Company, in the course of its pending application with NASDAQ, is pleased to announce the foregoing Board appointments and committee designations:

Added Board Members:

Christopher Maglino

Harbant S. Sidhu

Dave Haley

Paul Richter

Jeffrey J. Guzy

Committee Designations:

Audit Committee

Harbant S. Sidhu

Paul Richter

Jeffrey J. Guzy

Compensation Committee

Christopher Maglino

Harbant S. Sidhu

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,

a Delaware corporation

By:         /s/ Ramy El-Batrawi

Ramy El-Batrawi

Chief Executive Officer

Date:      October 24, 2017